UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 23, 2012

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated April 23, 2012 announcing STMicroelectronics’ next step in its multimedia convergence strategy.

PR No.: C2678C

STMicroelectronics Announces its Next Step in Multimedia Convergence

•	To offer a single application processing platform to serve all markets
•	Combining strengths with ST-Ericsson through a strategic partnership
•	ST’s consolidated results to benefit from ST-Ericsson’s new strategic direction and related savings

Geneva, April 23, 2012 – STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced today the next step in its multimedia convergence strategy, which will focus on offering a single application processing platform to serve a broad range of multimedia devices like set-top-boxes, TVs, cars, smartphones and tablets.

ST signed an agreement with ST-Ericsson on the development of future application processors. Under the terms of the agreement, ST will take on ST-Ericsson’s application processor development R&D activity and then license back its technology to ST-Ericsson for integration into their ModAps (competitive integrated modem plus application processor solutions) for smartphones and tablets. Additionally, the two companies entered into a commercial agreement to jointly promote and offer stand-alone application processors and thin modems to a broader range of customers working across the entire spectrum of electronics applications.

The partnership contemplates the transfer to ST of highly skilled employees from ST-Ericsson, joining forces with the current ST R&D teams working on application processors. The agreement includes a transitional cost sharing model, followed by a royalty scheme from ST-Ericsson to ST. This transfer is subject to the completion of consultations with work councils and employee representatives, which ST currently estimates to be completed by July 1, 2012.

The partnership with ST-Ericsson is part of a wider new strategic direction announced today by our joint venture aiming to offer, through a combined approach of development and partnerships, competitive integrated ModAps, in addition to capturing a total of $320 million of annual savings from their new and on-going restructuring plans. The expected ST-Ericsson savings will benefit ST’s consolidated results, starting in Q3 2012, through the completion of the savings plans by the end of 2013.

“With this agreement, ST is one of very few companies to provide complete solutions based on a single application processing platform that delivers the features required by its customers and the whole ecosystem,” said Philippe Lambinet, ST’s Corporate Strategy Officer and Executive Vice President and General Manager of the Digital Sector. “By combining ST-Ericsson’s skills and deep knowledge of the smartphone and tablet business with ST’s strengths in IPs and consumer platforms, we now have capabilities that are second-to-none in mastering all of the key technologies necessary to serve the multi-screen society.”

“This is a further major step forward in our ambition for undisputed leadership in multimedia convergence, one of the two pillars of our vision together with Sense and Power,” said Carlo Bozotti, president and CEO of STMicroelectronics. “By partnering with ST-Ericsson in such a critical and R&D-intensive domain, we are able to leverage our investments over a wider range of applications and market opportunities, while capturing significant synergies benefiting both ST-Ericsson and ST. Overall, the agreement announced today well positions ST and ST-Ericsson for future success in application processors. In addition, ST, as a shareholder of ST-Ericsson, will benefit from the joint venture’s new strategic plan and expected cost savings.”

The closing of the deal is subject to completion of labor law related procedures and merger-control approvals, if applicable.

Forward Looking Statement

In addition to the historical information contained herein, this news release contains statements of future expectations and other forward looking statements (within the meaning of Section 27.A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions and therefore inherently subject to risks and uncertainties.

Without limitation, the rapid evolution of technologies and demand for digital products in the very competitive wireless, tablets, consumer and automotive markets in which we operate, and the uncertainty of global and regional economic conditions and their impact on our business, are amongst the factors which could cause our actual results, performance or events to differ materially from those anticipated in forward looking statements.

“Item 3 Key-information – Risk factors” included in our Annual Report on Form 20-F for the year ended 31 December, 2011 as filed with the SEC on March 5, 2012 describes and sets forth in more detail these and some of the other risk factors which may impact our business.

We do not intend, do not assure any obligation to update, or continue to provide information with respect to any forward looking statement on risk factor, whether as a result of new information, future or subsequent events, circumstances or otherwise.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power technologies and multimedia convergence applications. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people's life. By getting more from technology to get more from life, ST stands for life.augmented.
In 2011, the Company’s net revenues were $9.73 billion. Further information on ST can be found at www.st.com

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 23, 2012	By:	/s/ MARIO ARLATI

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer